RE:	TRIMEDYNE, INC.
FORM 10-KSB FOR FISCAL YEAR ENDED SEPTEMBER 30, 2014
FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2014
FILE NO. 0-10581

Dear Mr. Mumford:

This letter responds to your comment letter dated March 3, 2015 regarding the above referenced reports of Trimedyne, Inc. (the “Company”). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2014

COMMENT NO. 1. ON PAGE F-19 OF THE FORM 10-K YOU PROVIDE A BREAKDOWN OF YOUR FOREIGN SALES FOR REGIONS INCLUDING LATIN AMERICA AND THE MIDDLE EAST, REGIONS THAT INCLUDE CUBA AND SYRIA. ADDITIONALLY, YOUR WEBSITE INDICATES THAT YOU HAVE DISTRIBUTORS OR MANUFACTURER REPRESENTATIVES IN COUNTRIES INCLUDING SYRIA.

CUBA AND SYRIA ARE DESIGNATED BT THE DEPARTMENT OF STATE AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. PLEASE DESCRIBE TO US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH CUBA AND SYRIA, WHETHER THROUGH SUBSIDIARIES, DISTRIBUTORS OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOU SHOULD DESCRIBE ANY SERVICES, PRODUCTS, INFORMATION OR TECHNOLOGY YOU HAVE PROVIDED TO CUBA OR SYRIA, DIRECTLY OR INDIRECTLY, AND ANY AGREEMENTS, COMMERCIAL ARRANGEMENTS, OR OTHER CONTACTS YOU HAVE HAD WITH THE GOVERNMENTS OF THOSE COUNTRIES OR ENTITIES THEY CONTROL.

The Company has never had any contacts, agreements, commercial arrangements or any other contacts, directly or indirectly with the government or entities of Cuba in the past or currently, and has never anticipated to initiate any of the above. We have never supplied any services, products, information or technology to Cuba directly or indirectly.

The Company had a distributor in Syria during the fiscal year ended September 30, 2003. We sold one surgical laser to the distributor in December 22, 2002. The distributor was terminated in 2004 and subsequently we have had no contacts, agreements, commercial arrangements or any other contacts, directly or indirectly with the distributor, the government or entities of Syria and do not anticipate to initiate any of the above in the future. Since the above date, we have not supplied any services, products, information or technology to Syria, directly or indirectly. Our website will be updated to remove Syria as a country with distribution.

COMMENT NO. 2. PLEASE DISCUSS THE MATERIALITY OF ANY CONTACTS WITH CUBA OR SYRIA YOU DESCRIBE IN RESPONSE TO THE COMMENT ABOVE, AND WHETHER THOSE CONTACTS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNTS OF ANY ASSOCIATED REVENUES, ASSETS, AND LIABILITIES FOR THE LAST THREE FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities UPON A COMPANY’S REPUTATION AND SHARE VALUE. vARIOUS STATE AND MUNICIPAL GOVERNMENTS, UNIVERSITIES, AND OTHER INVESTORS HAve proposed or adopted divestment or similar initiatives regarding investment in companies that do business with u.s.-designated state sponsors of terrorism. you should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with cuba and syria.

The Company has never had, and does not anticipate, any associated revenues, assets or liabilities pertaining to Cuba. Therefore, since there has not, nor has there ever been any operations, material or otherwise, associated with Cuba, there is no potential impact on shareholder investment decisions, company reputation or shareholder value due to investor sentiment or initiatives regarding the above.

The Company has not had any associated revenues, assets or liabilities pertaining to Syria for the last twelve fiscal years, nor do we anticipate any operations, material or otherwise pertaining to Syria. Therefore, in consideration of the above we feel there is no potential impact shareholder investment decisions, company reputation or shareholder value due to investor sentiment or initiatives regarding the above.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 14

COMMENT NO. 3. WE NOTE YOUR DISCLOSURE IN THIS SECTION REFERS TO A CHIEF FINANCIAL OFFICER AND TO A PRINCIPAL FINANCIAL OFFICER. SINCE IT IS NOT APPARENT WHO SERVED IN THOSE CAPACITIES AT THE TIME YOU MADE THE EFFECTIVENESS CONCLUSIONS REGARDING YOUR DISCLOSURE CONTROLS AND PROCEDURES AND YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, PLEASE TELL US WHO MADE THOSE CONCLUSIONS IN THOSE CAPACITIES. PLEASE ALSO TELL US IN YOUR RESPONSE WHO SERVED AS THE PRINCIPAL FINANCIAL OFFICER MAKING THE EFFECTIVENESS CONCLUSION AS T YOUR DISCLOSURE CONTROLS AND PROCEDURES IN YOUR FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2014.

Item 9A contained a typo; the reference should be to “Principal Financial Officer” throughout. The Company does not have a “Chief Financial Officer.” Jeffrey Rudner, the Company’s Chief Accounting Officer, serves as its Principal Financial Officer.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE,

COMMENT NO. 4. WE NOTE YOUR DISCLOSURE ON PAGE 3 REGARDING THE PRIVATE LABEL AND DISTRIBUTION AGREEMENT YOU ENTERED INTO WITH A COMPANY THAT IS CONTROLLED BY YOUR CHAIRMAN. PLEASE TELL US WHY YOU HAVE NOT INCLUDED A DISCUSSION OF THAT AGREEMENT IN YOU RELATED PARTY DISCLOSURE.

The Company did not include a specific discussion of the Renewable, Exclusive, Worldwide Private Label and Distribution Agreement between the Company and Gastrodyne, Inc. (the “Agreement”) as a related party transaction due to the fact since the inception of the Agreement, there has been no performance and no transactions, material or otherwise, pursuant to this Agreement, and therefore the value of the Agreement did not exceed the threshold of $120,000 per year pursuant to Item 404(a).

SIGNATURES

COMMENT NO. 5. PLEASE TELL US, AND IN YOUR FUTURE FILINGS DISCLOSE PARENTHETICALLY OR OTHERWISE, WHO IS SIGNING YOUR FORM 10-K AS THE PRINCIPAL FINANCIAL OFFICER. SEE GENERAL INSTRUCTION D (2)(A) TO FORM 10-K.

Jeffrey Rudner is signing the form 10-K as the Principal Financial Officer of the Company. All future signature blocks will reflect this.

FORM 10-K FOR THE FISCAL YEAR ENDING SEPTEMBER30, 2014; AND

FORM 10-Q FOR THE FISCAL QUARTER ENDING DECEMBER 31, 2014

EXHIBIT 31.2

COMMENT NO. 6. WE NOTE THAT YOU HAVE ENTITLED YOUR EXHIBITS THE “CERTIFICATION OF PRINCIPAL ACCOUNTING OFFICER” AND THAT THE CERTIFICATES ARE SIGNED BY THE “PRINCIPAL ACCOUNTING OFFICER.” PLEASE TELL US HOW YOUR CERTIFICATES ARE IN COMPLIANCE WITH EXCHANGE ACT RULE 13(A)-14 WHICH REQUIRES THAT YOUR PRINCIPAL FINANCIAL OFFICER EXECUTE SUCH CERTIFICATES.

All future certifications will be corrected to state “Principal Financial Officer” as the signor of the certificates to properly comply with Exchange Act Rule 13(a)-14.

Sincerely,

/s/ Glenn D. Yeik

President

Trimedyne, Inc.